Exhibit 99.10

FIFTH SUPPLEMENT dated November 24, 2016 to the Base Prospectus dated April 18, 2016

TÜRKİYE VAKIFLAR BANKASI T.A.O.

US$7,000,000,000

Global Medium Term Note Program

This supplement (this “Supplement”) is supplemental to, and must be read in conjunction with, the Base Prospectus dated April 18, 2016 (the “Original Base Prospectus” and, as supplemented on June 13, 2016, July 29, 2016, August 17, 2016 and October 20, 2016, the “Base Prospectus”) prepared by Türkiye Vakıflar Bankası T.A.O. (the “Issuer” or the “Bank”) under the Issuer’s global medium term note program. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed thereto in the Base Prospectus.

This Supplement has been approved by the Central Bank of Ireland, as competent authority under Directive 2003/71/EC as amended (including the amendments made by Directive 2010/73/EU) (the “Prospectus Directive”). The Central Bank of Ireland only approves this Supplement as meeting the requirements imposed under Irish and European Union law pursuant to the Prospectus Directive. This document constitutes a supplement for the purposes of Article 16 of the Prospectus Directive and has been prepared and published for the purposes of incorporating into the Base Prospectus the latest financial statements and certain recent events in connection with the Issuer. As a result, certain modifications to the Base Prospectus are hereby being made.

A copy of each of the consolidated BRSA financial statements of the Group and the unconsolidated BRSA financial statements of the Issuer as of and for the nine month period ended September 30, 2016 (including any notes thereto, together the “New Financial Statements”) have been filed with the Central Bank of Ireland and the Irish Stock Exchange and, by means of this Supplement, are incorporated by reference into, and form part of, the Base Prospectus. Copies of the New Financial Statements can be obtained without charge from the registered office of the Issuer and from the Issuer’s website: (a) with respect to the consolidated New Financial Statements, at http://www.vakifbank.com.tr/tas-consolidated.aspx?pageID=646 and (b) with respect to the unconsolidated New Financial Statements, at http://www.vakifbank.com.tr/tas-bank-only.aspx?pageID=644 (such website is not, and should not be deemed to constitute, a part of, or be incorporated into, this Supplement or the Base Prospectus). The New Financial Statements, both of which are in English, were prepared as convenience translations of corresponding Turkish language BRSA financial statements (which translations the Issuer confirms are direct and accurate). The New Financial Statements were not prepared for the purpose of their incorporation by reference into the Base Prospectus.

The New Financial Statements were reviewed by Başaran Nas Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş., a member of PricewaterhouseCoopers (“PwC”), and PwC’s review reports included within the New Financial Statements note that they applied limited procedures in accordance with professional standards for a review of such information and such reports state that they did not audit and they do not express an opinion on the interim financial information in the New Financial Statements. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The financial information in the New Financial Statements is subject to any adjustments that may be necessary as a result of the audit process to be undertaken in respect of the full financial year.

In addition, this Supplement sets out in the attached pages a “Recent Developments” section relating to the New Financial Statements and additional information, which section shall, from the date hereof form part of, and be incorporated into, the Base Prospectus and replace the “Recent Developments” sections that formed part of, and were incorporated into, the Base Prospectus by means of previous supplements to the Original Base Prospectus. Statements contained herein shall, to the extent applicable and whether expressly, by implication or otherwise, modify or supersede statements set out in, or previously incorporated by reference into, the Base Prospectus. Where there is any inconsistency between the information contained in (or incorporated by reference into) the Base Prospectus and the information contained herein (or incorporated by reference into the Base Prospectus by means of this Supplement), the information contained herein (or incorporated by reference into the Base Prospectus by means of this Supplement) shall prevail.

Except as disclosed herein (including in the New Financial Statements incorporated by reference into the Base Prospectus by means of this Supplement) and in the previous supplements to the Original Base Prospectus, there has been: (a) no significant new factor, material mistake or inaccuracy relating to the information included in the Original Base Prospectus since the publication of the Original Base Prospectus, (b) no significant change in the financial or trading position of either the Group or the Issuer since September 30, 2016, and (c) no material adverse change in the financial position or prospects of either the Group or the Issuer since December 31, 2015.

The Issuer accepts responsibility for the information contained herein. To the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case), the information contained herein is in accordance with the facts and contains no omission likely to affect the import of such information.

None of the Dealers or the Arranger make any representation, express or implied, or accept any responsibility, for the contents hereof or any information incorporated by reference into the Base Prospectus by means of this Supplement.

AMENDMENTS

The following amendments are made to the Base Prospectus:

RISK FACTORS

The sixth, seventh, eighth and ninth sentences of the third paragraph of the risk factor entitled “Risks relating to Turkey — Political Developments” on page 37 of the Original Base Prospectus are hereby deleted in their entirety and the following paragraph is included at the end thereof:

Perceptions of political risk have also increased as a result of increased violence in Turkey, including relating to terrorist attacks (see “Terrorism and Conflicts”), the refugee crisis, tensions with Russia and media reporting. On November 4, 2016, the Turkish authorities arrested several members of the Grand National Assembly of Turkey from People’s Democracy Party (Halkların Demokrasisi Partisi (HDP)), including its two co-leaders. In November 2016, the Minister of Economy of Turkey restated the AKP’s intention to change the existing constitution through a referendum in 2017 to create an executive presidency. As of November 23, 2016, the content of the proposed constitutional amendments for creating an executive presidency, whether a referendum would be held in Turkey with respect to such proposed amendments and any possible social and economic effects of such amendments remain uncertain. As such, political uncertainty remains elevated. There can be no assurance that the political situation in Turkey will not deteriorate. Actual or perceived political instability in Turkey and/or other political circumstances (and related actions, rumors and/or uncertainties) could have a material adverse effect on the Group’s business, financial condition and/or results of operations and/or on the market price of the Notes.

The fifth, sixth, seventh and eighth sentences of the last paragraph of the risk factor entitled “Risks relating to Turkey — Political Developments” on page 37 of the Original Base Prospectus and incorporated into the Base Prospectus by a supplement dated July 29, 2016 are hereby deleted in their entirety and replaced by the following:

On October 11, 2016, the Grand National Assembly of Turkey ratified the Council of Ministers Decree dated October 5, 2016 related to the extension of the state of emergency for an additional three month period starting from October 19, 2016 pursuant to Article 121 of the Turkish Constitution. The government has initiated legal proceedings against numerous institutions (including schools, universities, hospitals, associations and foundations), some of which were closed down and their assets and receivables were seized by the Undersecretariat of Treasury or GDF (i.e., the General Directorate of Foundations (T.C. Vakıflar Genel Müdürlüğü)), and arrested, discharged or otherwise limited, in aggregate, thousands of members of the military, the judiciary and the civil service, restricted media outlets and otherwise taken actions in response to the coup attempt, including expansion of these actions to a number of individuals in the business community and the journalism sector who are allegedly affiliated with the Gülen movement. As of November 23, 2016, investigations with respect to the attempted coup are on-going. There might be further arrests and actions taken by the government in relation to these investigations, including changes in policies and laws. Although, through November 23, 2016, the Bank’s operations have not been materially affected, the political and social circumstances surrounding the attempted coup and its aftermath (including rating downgrades of Turkey and the Bank) might have a negative impact on the Turkish economy (including the value of the Turkish Lira, international investors’ willingness to invest in Turkey and domestic demand), the institutional and regulatory framework and/or the value and/or market price of an investment in the Notes.

The sixth sentence of the risk factor entitled “Risks relating to the Group and its Business — Access to Capital” on page 28 of the Original Base Prospectus is hereby deleted in its entirety and replaced by the following:

Additionally, it is possible that the Group’s capital levels could decline due to, among other things, credit losses, increased credit reserves, currency fluctuations (see “Recent Developments — Operating Income - Net Interest Income”), dividend payments or a downgrade in Turkey’s credit ratings. As of November 23, 2016, Turkey’s long-term foreign currency debt and its long-term local currency debt are rated “BBB-” with a negative outlook by Fitch and Turkey’s long-term debt ratings include a sub-investment grade rating from both Standard & Poor’s and Moody’s. The Bank calculates its capital adequacy ratios according to the 2015 Capital Adequacy Regulation, which allows the Bank to use only Fitch’s ratings to calculate the risk-weighted assets for capital adequacy purposes. Accordingly, a downgrade in Turkey’s credit rating by Fitch might cause the capital adequacy ratio of Turkish banks (including the Bank) to decline due to a potential change in the calculation of risk-weighted assets. Based upon the conditions as of November 23, 2016, the Bank’s management expects that such a downgrade by Fitch would have an approximately 120 basis points negative impact on the capital adequacy ratios of the Bank.

ADDITIONAL INFORMATION

The section entitled “Additional Information” included to the Original Base Prospectus by a supplement dated July 29, 2016 and updated by the supplements dated August 17, 2016 and October 20, 2016 is hereby amended by the addition of the following at the end thereof:

On October 31, 2016, the Central Bank announced that, in order to increase liquidity in the Turkish banking system, reserve option coefficients in the Reserve Options Mechanism (which provides the option to hold foreign exchange or gold reserves instead of Turkish Lira reserves) for certain tranches of foreign exchange were reduced by 0.2 points. Based upon the level of the reserve option used by Turkish banks as of the same date, the Central Bank estimated that the implementation of these measures would provide additional liquidity of approximately US$620 million to the Turkish financial system. In addition, the Central Bank increased the upper limit used to calculate the average of the reserve requirements for foreign currency liabilities, which the Central Bank estimated would provide an additional US$2.9 billion liquidity for use by Turkish banks.

On November 17, 2016, the Central Bank announced that certain reserve option coefficients were changed in order to provide additional foreign exchange liquidity to the financial system. Accordingly, while the coefficients for the first tranche of the foreign exchange facility of the Reserve Option Mechanism were unchanged, the coefficients for the second tranche were decreased by 0.1 point and the other tranches were decreased by 0.2 points. Based upon the then current level of reserve option utilization rates, the Central Bank estimated that these changes would provide approximately US$700 million additional liquidity to the financial system.

On November 4, 2016, Standard & Poor’s revised the outlook of Turkey’s credit rating from “negative” to “stable” and affirmed the foreign currency long-term sovereign credit rating of Turkey as “BB.” Following such outlook change, on November 8, 2016, Standard & Poor’s: (a) revised the outlook of the long-term counterparty credit rating of the Bank to “Stable” from “Negative,” (b) upgraded the long-term Turkey national scale rating of the Bank to “trAA” from “trAA-” and (c) affirmed the long-term counterparty credit rating of the Bank at “BB,” the short-term counterparty credit rating of the Bank at “B” and the short-term Turkey national scale rating of the Bank at “trA-1.”

RECENT DEVELOPMENTS

The following summary financial and operating data for the nine month periods ended September 30, 2015 and September 30, 2016 and balance sheet information as of December 31, 2015 and September 30, 2016 have been extracted from the New Financial Statements without material adjustment. This information should be read in conjunction with the New Financial Statements (including the notes thereto). Except to the extent stated otherwise, the financial data for the Group included herein are extracted from the consolidated New Financial Statements without material adjustment. Potential investors in the Notes should note that this section also includes certain financial information for the Bank only, which is extracted from the unconsolidated New Financial Statements of the Bank without material adjustment. Such financial information is identified as being of “the Bank” in the description of the associated tables or information (rather than for the Group on a segmented basis).

The New Financial Statements are not directly comparable to the IFRS financial statements incorporated by reference into the Base Prospectus, which is prepared in accordance with IFRS and on a different consolidation basis. For a description of some of the more significant accounting differences between Turkish GAAP and/or BRSA reporting standards and IFRS, see Appendix A to the Base Prospectus.

Net Income

The Group’s net income for a period is calculated by reducing its operating income for such period by the amount of its operating expenses and taxation charge for such period. As set out in the table below, the Group’s net income increased by 50.02% for the nine month period ended September 30, 2016 from the same period of the previous year, which increase was principally due to: (a) a 26.76% increase in net interest income, which was driven by an increase in net interest margins from 3.74% to 4.24% as well as an 9.62% year-over-year increase in total cash loans, (b) a 11.49% increase in other operating income and (c) a 5.62% increase in other operating expenses resulting from decreased fee rebates and normalization of operating expenses compared to elevated levels of operating expenses in the first nine months of 2015 driven by additional provisions that the Bank’s subsidiary, Güneş Sigorta A.Ş., set aside as a result of a communiqué introduced by the Turkish Treasury that became effective as of January 1, 2015.

The following table sets out the components of the Group’s net income during each of the indicated periods:

	For the nine month period ended September 30,
	2015	2016
	(TL thousands)
Net interest income	4,117,742	5,219,632
Net fee and commission income	638,867	658,184
Other operating income(1)	1,646,657	1,835,799
Total operating profit	6,403,266	7,713,615
Impairment losses, net	(1,248,428)	(1,570,866)
Other operating expenses	(3,472,866)	(3,668,078)
Total operating expenses	(4,721,294)	(5,238,944)
Income/loss from equity accounted investments	23,328	30,260
Income before tax	1,705,300	2,504,931
Taxation charge	(386,604)	(526,571)
Net income for the period	1,318,696	1,978,360
Attributable to equity holders of the Bank	1,292,378	1,973,741
Attributable to minority interests	26,318	4,619

(1) For a particular period, this is the sum of: (a) dividend income, (b) trading income/losses (net) and (c) other operating income, in each case, for such period.

Operating Income

The Group’s operating income is comprised of its net interest income, net fee and commission income and other operating income. Each of these is described in greater detail below.

Net Interest Income. The Group’s net interest income is the difference between the interest income that it earns on its interest-earning assets and the interest expense that it pays on its interest-bearing liabilities, both of which are discussed in greater detail below. As set out in the table above, the Group’s net interest income for the nine month period ended

September 30, 2016 increased by 26.76% compared to the same period of the previous year, which increase was largely due to an increase in net interest margins from 3.74% to 4.24% as well as a 32.75% increase in interest income from CPI-linked bonds compared to the same period in 2015 and a 67 basis points improvement in Turkish Lira core spreads since September 30, 2015.

In the first nine months of 2016, economic conditions were volatile in many emerging markets, including Turkey, as a result of several factors, including expectations regarding slower growth in China and low commodity and oil prices, uncertainty regarding Turkey’s political and geopolitical conditions, primarily resulting from the coup attempt in Turkey (see “Risk Factors — Risks relating to Turkey — Political Developments”), continued and intensified conflict with the PKK, the regional conflicts and the terrorist attacks in Turkey, sanctions implemented against Russia and sanctions implemented by Russia against Turkey as a result of the conflict in Syria (see “Risk Factors — Risks relating to Turkey — Terrorism and Conflicts”), all of which had a negative impact on economic growth in Turkey in the short-term and resulted in increased interest rates and higher inflation. In the first half of 2016, the GDP growth was 3.1% (compared to 4.0% in full year 2015).

In nominal terms, between December 31, 2014 and December 31, 2015, the Turkish Lira depreciated against the U.S. dollar by 25.41%. In particular, the value of the Turkish Lira depreciated against major currencies in 2015 largely due to the increased risk perception in global markets regarding the market’s expectation of the U.S. Federal Reserve’s increase of the U.S. Federal Funds rate and the uncertainty resulting from the general elections in Turkey and other political events described under “Risk Factors - Risks relating to Turkey - Political Developments.” Against these developments, the Central Bank prepared a roadmap to react to a possible rate hike by the U.S. Federal Reserve. The roadmap, which has as its base case a normalization process by the U.S. Federal Reserve, proposed the implementation of tight liquidity for the Turkish Lira, a balanced foreign exchange liquidity and financial sector policies supportive of a tighter monetary policy. In December 2015, the U.S. Federal Reserve raised the U.S. Federal Funds rate by 0.25%. Having declined to 7.99% in March 2015, the Central Bank’s average funding rate increased initially to 8.28% in April 2015 and then climbed to 8.81% as of the end of 2015. The Central Bank’s average funding rate further increased to 9.1% in February 2016, but then subsequently decreased to below 9.0% in March 2016 due to the U.S. Federal Reserve’s dovish stance in its March 2016 meeting. The Central Bank’s average funding rate further decreased to 7.78% in September 2016 due to the reduction in interest rates.

On March 25, 2016, the Central Bank took its first step towards normalization and reduced its upper limit of the interest rate corridor by 25 basis points to 10.50% due to the reduction in the need for a wide interest rate corridor in line with the easing of global volatility and the improving trend in the underlying core inflation rate. The Central Bank held its one-week repo rate at 7.50% and its overnight borrowing rate at 7.25%. This initial step towards normalization reduced some volatility and the Turkish Lira appreciated against the U.S. dollar by 3.19% in the first quarter of 2016. On April 21, May 25, June 22, July 20, August 24 and September 23, 2016, following the appointment of the new Central Bank governor, the Central Bank continued to reduce the upper limit of its interest rate corridor further by 50 basis points (to 10.00%), 50 basis points (to 9.50%), 50 basis points (to 9.00%), 25 basis points (to 8.75%), 25 basis points (to 8.50%) and 25 basis points (to 8.25%), respectively. On October 20, 2016, the Central Bank held constant the upper limit of its interest rate corridor (lending rate) at 8.25%, its one-week repo rate at 7.50% and its overnight borrowing rate at 7.25%. The Turkish Lira depreciated against the U.S. dollar by 15.91% between December 31, 2015 and November 23, 2016 reaching its then-lowest level against the U.S. dollar mainly due to the uncertainty resulting from the domestic political developments (see “Risk Factors — Risks relating to Turkey - Political Developments”), the presidential election results in the United States and the expectations of a rate hike by the U.S. Federal Reserve. Accordingly, implementation of the Central Bank’s monetary policy remains subject to a number of uncertainties, including global macroeconomic conditions (such as expectations regarding slower growth in China, low commodity and oil prices and U.S. Federal Reserve policy) and political conditions in Turkey.

The Group’s average Turkish Lira deposit cost increased to 8.05% in the first nine months of 2016 from 7.62% for the same period of the prior year due to strong competition among Turkish banks for Turkish Lira deposits. The Group’s net interest margin increased to 4.24% in the first nine months of 2016 from 3.74% for the same period of the prior year due to an increased contribution of CPI-linked bonds to interest income and the improving Turkish Lira core spreads, which improvement resulted from a higher increase in year-on-year Turkish Lira loan yields compared to the increase in year-on-year Turkish Lira deposit costs. The Group’s blended average security yields increased to 8.57% in the first nine months of 2016 from 7.77% for the same period of the prior year mainly due to an increase in interest income from the contribution of CPI-linked bonds.

Interest Income. Interest income is the interest (including the amortization of interest-earning assets purchased at a discount and the interest component of lease receivables) and certain loan-related fees (such as closing fees received on project finance loans) received by the Group on its interest-earning assets, principally loans and debt securities. Interest income is a function of both the volume of interest-earning assets and the yield that the Group earns on these holdings. As set out in the table below, the Group’s interest income increased by 22.52% in the first nine months of 2016 from the same period of the previous year. The following table sets out the interest earnings on the Group’s interest-earning assets during each of the indicated periods:

	For the nine month period ended September 30,
	2015	2016
	(TL thousands)
Interest income from loans	8,458,289	10,367,772
Interest income from securities portfolio	1,454,461	1,703,003
Interest income from banks	58,831	86,290
Interest income from money market deposits	1,302	461
Others	155,362	251,533
Total interest income	10,128,245	12,409,059

In the first nine months of 2016, the increase in interest income was mainly due to a 9.62% increase in the size of the Group’s customer loan portfolio as well as upward re-pricing of the total loan book compared to the same period of the prior year. Following the coup attempt (see “Risk Factors - Risks relating to Turkey - Political Developments”), in line with the sector trend, the Bank cut its lending rates in various types of lending. There was a 17.09% increase in the interest on financial instruments in the first nine months of 2016 due to an increase in the contribution of CPI-linked bonds from TL 500.6 million in the first nine months of 2015 to TL 664.5 million in the first nine months of 2016 (the share of such securities in the Bank’s TL-denominated security portfolio increased to 44.98% as of September 30, 2016 from 40.98% as of September 30, 2015).

Interest Expense. Interest expense is the interest and certain loan-related fee expenses (such as fees paid on syndicated loans) of the Group on its interest-bearing liabilities, principally time deposits and borrowings. As with interest income, interest expense is a function of both the volume of interest-bearing liabilities and the interest rates that the Group pays on these liabilities. As set out in the table below, the Group’s interest expense increased by 19.61% in the first nine months of 2016 from the same period of 2015. The following table sets out the interest expense on the Group’s interest-bearing liabilities by category during each of the indicated periods:

	For the nine month period ended September 30,
	2015	2016
	(TL thousands)
Interest expense on deposits	4,404,248	5,376,104
Interest expense on money market transactions	687,909	752,749
Interest expense on securities issued	437,124	486,885
Interest expense on funds borrowed	270,957	339,385
Other interest expense	210,265	234,304
Total interest expense	6,010,503	7,189,427

In the first nine months of 2016, the increase in the Group’s interest expense from the comparable period of the prior year was principally due to strong competition in the Turkish banking sector for deposits and growth in the Group’s TL deposit base (including bank deposits) by 15.80% to TL 86,886 million (or 46.88% of total liabilities), which growth resulted from strong demand, retail deposit growth and conversion of foreign exchange deposits into Turkish Lira (which resulted mainly from the depreciation of the Turkish Lira).

Net Fee and Commission Income. The third largest component of the Group’s operating income in the first nine months of 2016 was its net fee and commission income. The Group earns fee and commission income on both capital-intensive products (such as origination fees on cash loans and fees for credit cards, letters of credit and guarantees) and capital-free products (such as investment advice and brokerage fees in respect of debt and equity trading). The principal drivers for fee and commission income are the payment systems and loan products. As set out in the table below, the Group’s net fee and commission income for the first nine months of 2016 increased by 3.02% from the same period of the prior year due to an increase in credit card and commercial banking fees despite the lack of account maintenance fees since the beginning of 2016 due to a final decision of the Council of State prohibiting banks from collecting such fees.

The following table sets out the categories of the Group’s fee and commission income and expenses (identified by the principal business lines of the Group) and their respective amounts during each of the indicated periods:

	For the nine month period ended September 30,
	2015	2016
	(TL thousands)
Fee and Commission Income
Commercial banking	346,816	356,554
Credit card fees	433,039	506,957
Retail banking	140,167	138,994
Investment banking	76,332	49,602
Total fee and commission income	996,354	1,052,107
Fee and Commission Expense
Commercial banking	357,487	393,923
Total fee and commission expense	357,487	393,923
Net fee and commission income	638,867	658,184

Other Operating Income. Other operating income includes net trading gains, net foreign exchange gains, dividend income and other items. As set out in the table below, the Group’s other operating income (including provision reversals from non-performing loans) increased by 11.49% in the first nine months of 2016 from the same period of the previous year. The following table sets out the Group’s other operating income by category during each of the indicated periods:

	For the nine month period ended September 30,
	2015	2016
	(TL thousands)
Dividend income	10,102	61,142
Trading gains/losses, net	44,531	136,392
Foreign exchange gains, net	94,668	88,628
Other operating income	1,497,356	1,549,637
Total other operating income	1,646,657	1,835,799

The increase in total other operating income in the first nine months of 2016 compared to the same period of the prior year was largely a result of an increase in other operating income, which increase resulted from insurance premia and the gain on sale of assets during the first nine months of 2016.

Operating Expenses

The Group’s operating expenses include business expenses such as salaries, benefits, depreciation, advertisement and rent expenses, and also include impairment losses (including provisions for non-performing loans) and (while not experienced in the periods analyzed here) any net foreign exchange and trading losses. As set out in the table below, operating expenses (including impairment losses, net) for the first nine months of 2016 increased by 10.96% from the same period of the previous year, which increase was predominantly due to an increase in impairment losses, net and salary and wages. Other operating expenses for the first nine months of 2016 increased by 2.55% compared to the same period of the previous year mainly due to an increase in utility charges and repair and maintenance despite a decrease in repayments of certain fees to certain retail customers as a result of final court decisions requiring the Bank to repay fees charged in prior periods in connection with making certain loans (TL 72.0 million repayments in the first nine months of 2016 compared to TL 180.6 million in the same period of the previous year) and an elevated level of operating expenses in the first nine months of 2015, which was driven by additional provisions that the Bank’s subsidiary, Güneş Sigorta A.Ş., set aside as a result of a communiqué of the Turkish Treasury that became effective as of January 1, 2015. In the fourth quarter of 2016, the Bank’s management expects a reduction in the repayment of these fees as the quarterly fee rebates have been on a decreasing trend since 2015. The following table sets out the Group’s total operating expenses by category during each of the indicated periods:

	For the nine month period ended September 30,
	2015	2016
	(TL thousands)
Personnel costs	1,154,402	1,252,206
Reserve for employee termination benefits	43,719	62,693
Depreciation expenses on tangible assets	99,609	104,356
Amortization expenses on intangible assets	15,233	19,138
Operational lease-related expenses	159,162	173,299
Advertisement expenses	55,326	61,450
Other operating expenses(1)	1,945,415	1,994,936
Impairment losses, net	1,248,428	1,570,866
Total operating expense	4,721,294	5,238,944

(1)         Other operating expenses include various normal course expenses such as utility charges and repair and maintenance, none of which is individually material.

Impairment Losses, Net

When the Group reclassifies a loan as non-performing, it ceases to accrue interest with respect to such loan and reverses any interest accruals on such loan in its books. The Group makes provision for possible loan losses for anticipated problem loans and non-performing loans already so classified on each business day. The Group generally does not write-off non-performing loans, regardless of the amount of time they have been outstanding. See “Selected Statistical and Other Information - Summary of Loan Loss Experience.”

In addition to provisions for possible losses on cash loans and non-cash loans, the Group’s impairment losses, net include provisions for tangible and intangible assets, investment in equity participations and other receivables and (where applicable) reversal of prior year provisions.

The Group’s net provision for possible losses increased by 25.83% to TL 1,570.9 thousand in the first nine months of 2016 from TL 1,248.4 thousand in the same period of the prior year. This change principally resulted from the increase of nominal NPLs compared to the same period of the previous year due to the relatively weaker economic activity during such period.

The Group’s nominal NPLs as of September 30, 2016 were TL 6,053,739 thousand, a 20.59% increase from TL 5,019,956 thousand as of September 30, 2015, and the Group’s NPL ratio increased to 4.19% as of September 30, 2016 from 3.82% as of September 30, 2015. The increase in the Group’s NPL ratio was principally due to an increase in nominal NPLs in the first nine months of 2016 compared to the first nine months of 2015, which was partially offset by the increase in the Group’s NPL collections from TL 852.7 million to TL 627.6 million during the same period.

Taxation Charge

The Group is subject to different forms of income taxation in each market in which it has operations, although the principal driver is taxation on income in Turkey. Taxation and duties other than on income are included in operating expenses whereas taxation on income is applied to income before tax in order to determine the Group’s net income. Income taxation charges for the first nine months of 2016 totaled TL 526,571 thousand, which was a 36.20% increase from TL 386,604 thousand in the same period of the prior year. The Group’s effective income tax rate (calculated based upon its reported taxation charge divided by its income before tax) was 26.62% and 29.32%, respectively, during those periods. The reduction in the Group’s effective income tax rate largely resulted from a higher increase in the loan growth in the first nine months of 2016 compared to the same period of the previous year as well as the impacts of the amendments to the Regulation on Provisions and Classification of Loans and Receivables, which entered into force in September 2016 and returned the general provision rates that were required to be set aside for outstanding (but not yet due) consumer loans to the previous levels.

Financial Condition

The following table sets out the categories of the Group’s assets, liabilities and shareholders’ equity and minority interest as of each of the indicated dates:

	As of December 31, 2015		As of September 30, 2016
	Amount	% of Total	Amount	% of Total
	(TL thousands, except for percentages)
Assets
Cash and cash equivalents	21,489,914	11.34%	21,640,869	10.59%
Loans and advances to banks	6,176,019	3.26%	5,884,133	2.88%
Loans and advances to customers	125,959,679	66.44%	139,627,734	68.31%
Investment securities	26,009,702	13.72%	26,964,523	13.19%
Investment in equity participations	566,352	0.30%	609,206	0.30%
Tangible assets, net	1,654,118	0.87%	1,689,571	0.83%
Other assets	7,729,774	4.07%	7,982,869	3.91%
Total assets	189,585,558	100.00%	204,398,905	100.00%
Liabilities
Deposits from banks	5,578,475	2.94%	6,002,147	2.94%
Deposits from customers	106,431,522	56.14%	115,867,776	56.69%
Obligations under repurchase agreements	11,593,698	6.12%	12,418,842	6.08%
Loans and advances from banks (funds borrowed)	20,195,047	10.65%	19,502,736	9.54%
Debt securities issued	10,646,708	5.62%	12,120,275	5.93%
Other liabilities and accrued expenses	18,137,353	9.56%	19,407,984	9.50%
Total liabilities	172,582,803	91.03%	185,319,760	90.67%
Total shareholders’ equity and minority interest	17,002,755	8.97%	19,079,145	9.33%
Total liabilities, shareholders’ equity and minority interest	189,585,558	100.00%	204,398,905	100.00%

As set out in the table above, as of September 30, 2016 the Group’s total assets increased by 7.81% from December 31, 2015, which was largely the result of the growth in loans and advances to customers and cash and cash equivalents. As a result of the depreciation of the Turkish Lira against foreign currencies (with the Turkish Lira depreciating 2.82% against the U.S. dollar in the first nine months of 2016), the Group’s foreign currency-denominated loans increased by 11.46% on a Turkish Lira-equivalent basis; although the nominal growth was only 8.30% in U.S. dollar terms during the same period. In addition, the share of foreign exchange deposits in total deposits decreased from 32.10% as of December 31, 2015 to 28.71% as of September 30, 2016. In the first nine months of 2016: (a) the Group’s total liabilities increased by 7.38% from December 31, 2015, which was largely the result of an increase in deposits from customers and obligations under repurchase agreements and securities issued, and (b) the Group’s shareholders’ equity increased by 12.21% compared to December 31, 2015 due largely to: (i) the impact of the regulations introduced by the BRSA, (ii) mark-to-market gains on its trading portfolio and subsidiaries and (iii) internal capital generation as a result of an increase in the net income in the first nine months of 2016.

Off-Balance Sheet Arrangements

In the normal course of business in order to meet the needs of its customers and to hedge the Group’s own positions (and generally not for speculative purposes), the Group enters into certain off-balance sheet transactions. These transactions expose the Group to credit risk that is not reflected on the Group’s balance sheet. The most significant category of such transactions includes letters of guarantee, letters of credit and other support that the Group provides to its import and export customers, as well as off-balance sheet exposure for the Group’s commitments to make loans to its borrowers, derivatives and other transactions. During the first nine months of 2016, the increase in the Group’s off-balance sheet exposures from the same period of the previous year was principally the result of continued growth in the Group’s customer-facing businesses. As of September 30, 2016, the Group’s off-balance sheet exposure for letters of guarantee and letters of credit increased by 10.43% and 3.84%, respectively, while such exposure for acceptance credits decreased by 40.90% from December 31, 2015.

The following table summarizes the Group’s exposure under the principal categories of its off-balance sheet exposures as of the indicated dates:

	As of December 31, 2015	As of September 30, 2016
Letters of guarantee	26,797,593	29,593,508
Letters of credit	4,788,709	4,972,412
Acceptance credits	1,476,013	872,311
Other guarantees	57,586	109,959
Total non-cash loans	33,119,901	35,548,190
Credit card commitments	7,399,361	8,237,590
Loan granting commitments	8,494,747	9,098,813
Revocable commitments	11,797,055	12,453,381
Others	7,156,865	5,596,334
Total commitments	34,848,028	35,386,118
Total commitments and contingencies	67,967,929	70,934,308
Derivatives	50,509,681	63,775,259
Total off-balance sheet exposures	118,477,610	134,709,567

Capital Adequacy

The Group maintains regulatory capital adequacy ratios on both a Bank-only and consolidated basis in excess of the regulatory minimums required and recommended levels. The Group’s and the Bank’s total capital adequacy ratios (calculated in accordance with the BRSA Accounting and Reporting Regulation) were 14.21% and 14.52%, respectively, as of December 31, 2015 and 14.15% and 14.42%, respectively, as of September 30, 2016. The Group’s and the Bank’s “common equity Tier I” ratios (calculated in accordance with the BRSA Accounting and Reporting Regulation) were 11.03% and 11.26%, respectively, as of December 31, 2015 and 11.61% and 11.83%, respectively, as of September 30, 2016. The Group’s common equity Tier I ratio increased in the first nine months of 2016 due to: (a) the impact of the regulations introduced by the BRSA, (b) mark-to-market gains on its trading portfolio and subsidiaries and (c) internal capital generation as a result of an increase in the net income in the first nine months of 2016. The Group’s total capital adequacy ratio decreased by six basis points as of September 30, 2016 compared to December 31, 2015 due to the reductions in the calculation of its Tier II capital as a result of the amendments to the 2013 Equity Regulation, which entered into force on March 31, 2016. See “Turkish Regulatory Environment — Capital Adequacy.”

The depreciation of the Turkish Lira against the U.S. dollar between December 31, 2015 and November 23, 2016 has had a negative impact on the capital adequacy of the banking sector, including the Group. While 100% of the sum of marked-to-market gains is classified under core capital under Basel III, only 45% of such gains were classified under supplementary capital under Basel II.

The following table sets forth the calculation of the Group’s capital adequacy ratios as of each of the indicated dates based upon the New Financial Statements:

	As of December 31, 2015	As of September 30, 2016
	(TL thousands, except percentages)
Common equity Tier I capital	16,810,344	18,831,853
Supplementary capital (Tier II)	5,101,213	4,336,115
Total capital before deductions	21,911,557	23,167,968
Deductions from capital	(259,733)	(220,200)
Total capital	21,651,824	22,947,768

Value at credit risk	140,209,908	149,151,572
Value at market risk	1,251,982	755,615
Value at operational risk	10,950,128	12,245,361
Total risk-weighted assets	152,412,017	162,152,548

Common equity Tier I ratio	11.03%	11.61%
Total capital adequacy ratio	14.21%	14.15%

The Group’s value at credit risk increased by 6.38% from December 31, 2015 to September 30, 2016, which was lower than the 10.77% performing loan growth during the first nine months of 2016 due to the Bank’s continued focus on the use of its capital.

Liquidity and Funding

The Group manages its assets and liabilities to seek to ensure that it has sufficient liquidity to meet its present and future financial obligations and that it is able to take advantage of appropriate business opportunities as they arise. Financial obligations arise from withdrawals of deposits, repurchase transactions, extensions of loans or other forms of credit and the Group’s own working capital needs. The Group’s principal source of funding is short-term and demand deposits, and (due to the short term nature of the deposit market) the Group has sought a diversified and stable deposit base in each of its retail, commercial, corporate and SME business lines. As of December 31, 2015 and September 30, 2016, the Group’s ratio of cash loans to customers to deposits (including bank deposits) was 112.5% and 114.6%, respectively.

Other Recent Events

The Bank, after September 30, 2016, has issued various Series of Notes under the Program denominated in U.S. dollars and other currencies, including a US$500,000,000 senior bond issuance on October 27, 2016. As of November 23, 2016, the aggregate outstanding nominal amount issued under the Program reached the equivalent of US$2,906 million. The Bank’s management expects to continue to issue new Series under the Program, both as private transactions (most of which have maturities of one year or less) and in transactions with larger distributions.